Evolvd Health

Technology Software Health and Fitness B2C Healthcare

360° digital health platform for your lifestyle, mental & sexual health

EVOLVDHEALTH.COM NEW YORK NEW YORK





We believe conventional healthcare is broken and ripe for disruption. 90% of our healthcare expenditure today is due to chronic lifestyle-driven diseases. Traditional healthcare focuses on treating symptoms and results of an unhealthy lifestyle. Our approach focuses on finding and treating the underlying reasons for health conditions

Innocent Clement Founder and CEO @ Evolvd Health

Why you may want to support us...

1. Partake in the ongoing Seismic paradigm shift in healthcare to telemedicine accelerated by COVID-19
2. A $17 billion total addressable market (TAM) for Telemedicine in the US
3. Founded and led by an experienced and successful entrepreneur in the digital health space
4. Evolvd patients spend a min of 1 hr with our providers, unlike the traditional healthcare
5. Evolvd Health Platform provides patient with 24/7 access to its team of board-certified providers
6. Launched June 5th and currently accepting patient visits & receiving overwhelming positive reviews
7. We investigate underlying root causes of diseases unlike traditional medicine that treats symptoms
8. Truly preventive, patient-centric, and personalized by looking at unique individual biomarkers

Why investors ❤ us

WE'VE RAISED $270,000 SINCE OUR FOUNDING

Oduware is a good founder because he is not only passionate about improving the healthcare system, but he also possesses the leadership qualities that is crucially needed in driving a team to achieve the company's objective.

Rowland Hamilton Investments
Investor

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Innocent Clement
Founder and CEO
Former CEO and Co-Founder of Kaia health Inc a digital therapeutic company, Led the Kaia Health initiatives here in the US, partnerships, clinical trials, regulatory submissions, and expansion across North America. Successfully exited in 2019



Oduware Obasohan
Co-founder and CFO
Former Investment banker and former Chief Commercial Officer at NanoPV Solar Inc.; a US-based solar energy technology company.



Bradley Aubry
Co- founder and President
Bradley Aubry is a former professional athlete and wellness advocator.

The Story of Evolvd Health

We started in late 2019 because we realized that the conventional healthcare system was broken and ripe for disruption.

The Birth of Evolvd Health

The conception of Evolvd Health began with years of frustration, as a physician with treating patients with chronic diseases and from the witnessing of a failed conventional medicine model. With escalating costs and an actual decline in real health of patients, it was becoming increasingly clear, that the biomedical model has its limited usefulness. A more holistic multidisciplinary whole-body approach that focuses on the root cause of diseases needed to become the new primary care model. That's why we decided to build Evolvd Health to provide this new patient-centered healthcare model.

Evolvd Health is a multidisciplinary digital health platform. We integrate a functional medicine approach to manage and treat a variety of conditions, with a focus on lifestyle. sexual and mental health conditions


Conventional Medicine
Evolvd Health
Disease Oriented
Doctor Centered
Everyone is Treated the Same
Specialized
Diagnosis Based on Symptoms
Early Detective of Disease
VS
Health Oriented
Patient Centered
Holistic
Looks at Underlying Cause of Disease
Biochemical Individuality
Preventative Approach

Progress So Far...

We have built the web application, brought onboard, a team of 29 healthcare providers that include physicians, dieticians and health coaches. We officially launched our platform on Friday, June 5th, 2020 with a small media campaign. In just a couple of days, we received over 400 leads of potential patients an already signed on tens of paid users.


WWW.EVOLVDHEALTH.COM
WE HAVE LAUNCHED
We are open for patients starting June 5 | Friday

Our Team

Our team is made up of entrepreneurs, physicians, healthcare, and business professionals

Investor Q&A

– COLLAPSE ALL

What does your company do?

Evolvd Health is a digital health platform that provides primary care medical services by integrating a whole-body, 360-degree lifestyle approach to managing and treating a variety of health conditions, particularly in lifestyle, sexual and mental health conditions

Where will your company be in 5 years?

In 5 years, we want to be the gold standard in digital functional medicine and a leading telemedicine platform in the United States with over 1 million patients actively using the platform to manage their health (projections cannot be guaranteed). We launched June 5th and currently have 568 patients in our marketing funnel and have converted 20 patients to paying customers. We have also received 5-star reviews from 100% of the paying patients.

Why did you choose this idea?

We believe conventional healthcare is broken and ripe for disruption. 90% of our healthcare expenditure today is due to chronic lifestyle-driven diseases. Traditional healthcare focuses on treating symptoms and results of an unhealthy lifestyle. Our approach focuses on finding and treating the underlying reasons for health conditions

How far along are you? What's your biggest obstacle?

We have now built and recently launched the digital platform and started treating patients on our platform. We currently have 29 healthcare providers on staff and in our network, and in only a few days since we launched, we already have tens of paid members, as well as over 400 (and counting) active, leads engaging on the platform that are at various stages in the customer journey to becoming paying patients. Currently, our biggest obstacle is getting the financing required to launch an aggressive marketing campaign to attract and convert new patients to the platform as well as B2B business development professionals to acquire large corporate accounts.

Who competes with you? What do you understand that they don't?

We have a number of that are in the telemedicine space in general but our closest competitors are Parsley Health and Vida Health. Unlike most of our competitors, we focus on preventative medicine by integrating a whole-body 360-degrees lifestyle approach to treating and managing health conditions within our niche of lifestyle, sexual, and mental health conditions.

How will you make money?

We will make money through a membership subscription B2C business model and a pay per active user B2B model for corporate clients and health plans.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The following are some risks that our business faces: Firstly, we are unable to attract and retain paying patients
Secondly, we are unable to raise the capital to grow and expand our platform to get more patients and revenues
Thirdly, we are unable to execute on our business model